UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

HEALTHWAYS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

422245100
(CUSIP Number)

North Tide Capital, LLC 500 Boylston Street, Suite 310 Boston, Massachusetts 02116 Tel. No.: 617- 449-3122 Attn: Chief Financial Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. North Tide Capital Master, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,000,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 8.72%
14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. North Tide Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,400,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,400,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.88%
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

1	Names of Reporting Persons. Conan Laughlin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,400,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,400,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.88%
14	Type of Reporting Person (See Instructions) HC, IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Healthways, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 701 Cool Springs Boulevard, Franklin, TN  37067.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) North Tide Capital Master, LP (the “Master Fund”), (ii) North Tide Capital, LLC (“North Tide”), and (iii) Conan Laughlin (together with each of the foregoing, the “Reporting Persons”).

Shares reported herein for the Master Fund represent shares beneficially owned by the Master Fund.  Shares reported herein for North Tide represent shares beneficially owned by the Master Fund and a managed account entity (the “Account”).  North Tide serves as investment manager to both the Master Fund and the Account.  Shares reported herein for Mr. Laughlin represent the above referenced shares beneficially owned by the Master Fund and the Account.  Mr. Laughlin serves as the Manager of North Tide and in such capacity he may be deemed to have the power to vote and dispose of the above-referenced shares.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(b) The business address of each of the Reporting Persons is c/o North Tide Capital, LLC, 500 Boylston Street, Suite 310, Boston, Massachusetts 02116.

(c) The Master Fund is a private investment vehicle.  North Tide provides investment management services to the Master Fund and the Account.  The principal occupation of Mr. Laughlin is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover pages.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of Common Stock reported herein in market transactions, using working capital of the Master Fund and the Account to fund the purchase of such shares.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer.  However, the Reporting Persons may, at their discretion, initiate discussions with the Board of Directors of the Issuer regarding the performance of the Issuer’s management team and/or other matters concerning the management of the Issuer.

The Reporting Persons may acquire additional shares of Common Stock and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by them at any time.

The Reporting Persons intend to evaluate on an ongoing basis their investments in the Issuer and their options with respect to such investments.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

The percentage calculations herein are based on information provided by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2013.

(c)  The following table lists the Reporting Persons’ transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price
Open market purchase*	9/12/13	100,000	$20.59
Open market purchase*	9/13/13	57,500	$19.01
Open market purchase*	9/16/13	42,500	$18.89
Open market purchase*	9/20/13	50,000	$18.07
Open market purchase*	9/23/13	44,700	$17.91
Open market purchase*	9/23/13	400	$17.70
Open market purchase*	9/24/13	4,900	$17.97
Open market purchase*	10/3/13	100,000	$17.47
Open market purchase*	10/8/13	50,000	$17.05
Open market purchase*	10/9/13	50,000	$16.59
Open market purchase*	10/25/13	400,000	$11.78
	Total:	900,000

* Purchase by the Master Fund.  These shares may also be deemed beneficially owned by North Tide and Mr. Laughlin.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1           Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              October 28, 2013

NORTH TIDE CAPITAL MASTER, LP

By: North Tide Capital GP, LLC,
its General Partner

By: /s/ Conan Laughlin
Conan Laughlin
Manager

NORTH TIDE CAPITAL, LLC

By: /s/ Conan Laughlin
Conan Laughlin
Manager

CONAN LAUGHLIN

By: /s/ Conan Laughlin
Conan Laughlin, Individually

* The Joint Filing Agreement, executed by and among the Reporting Persons, dated February 22, 2013, which was filed as an exhibit to Amendment No. 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 22, 2013, is hereby incorporated by reference.